DOCUMENT-COUNT>              1
SROS>                        none
FILER>
     CIK>                    0001209709
     CCC>                    yesroi#7
     FILE-NUMBER>            333-110076
/FILER>
DOCUMENT>
     TYPE>                   424B3
     DESCRIPTION>            Citigroup Diversified Futures Fund L.P.
TEXT>

                          Citigroup Managed Futures LLC
                            399 Park Avenue 7th Floor
                               New York, NY 10022

By Edgar

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:      Citigroup Diversified Futures Fund L.P.
         Supplement to Registration Statement on Form S-1
         File No. 333-110076
Ladies and Gentlemen:

     On Behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to Rule 424 (b) (3) of the Securities Act 0f 1933, as amended, a Supplement dated March 31, 2004 to the Partnership's prospectus dated December 4, 2003.

Should you have any questions, please telephone me at 212-559-5046.

Very truly yours,

/s/  Daniel R. McAuliffe, Jr.
     Daniel R. McAuliffe, Jr.
     Chief Financial Officer and
     Director

Enclosures

                                    Citigroup
                          Diversified Futures Fund L.P.
                                   March 2004


The redemption value for Citigroup Diversified Futures Fund L.P. was $1,058.83 per unit at the end of March, down 0.2% for the month and up 9.2% for the year 2004.

In March profits earned across bond and commodity sectors were largely offset by losses in currencies and stock indices, primarily at the outset of the month.

In the first week of March losses were incurred on a substantial short covering rally in the dollar triggered by European leaders voicing concern over competitive pressures that could result from prevailing currency values. A spillover effect of the stronger dollar was visible in accompanying commodity price corrections. The dollar remained volatile as the benefits of economic growth are weighed against expanding deficits. The largest losses in the currency sector came in the British pound and the Japanese yen.

The fixed income sector was profitable in March. Yields on US Treasury instruments continued to fall as the probability of a near term monetary policy shift was discounted absent strong evidence of sustainable job creation. Non-US fixed income trading was profitable to a lesser extent, partly due to varying expectations of whether the European Central Bank would ease. The largest gain for the sector was in the Euro Bond.

Profits were earned in the energy sector as geopolitical risks and OPEC's decision to cut production on April 1st helped crude oil and related products maintain lofty price levels. Natural gas had the greatest gain for the sector followed by crude oil. In the metals sector precious metals moved higher despite the US dollar strengthening. Silver had the best performance for the sector while aluminum and nickel had the largest losses. In indices, heightened geopolitical risks associated with the terrorist incident in Madrid led to weaker equity markets, which negatively impacted performance.

In agricultural, the best performance in this sector came from cotton which fell on reports that sales are slowing. Grains performed well due to rising prices from surging exports. Profits were earned in positions in corn which hit a new 7-year high following reports of a smaller crop than expected, additionally profits were earned in soybean positions.

Past performance is not necessarily indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Consultant.


Citigroup Managed Futures LLC

                                    Citigroup
                          Diversified Futures Fund L.P.
                                Account Statement
                             For the Period March 1,
                             Through March 31, 2004

                                                       Percent
                                                     of Average
                                                     Net Assets
                                                     ----------
Realized gains from trading            $15,625,576       3.27%
Change in unrealized gains/losses
   from trading                        (13,032,147)     (2.73)
                                        ----------       -----
                                         2,593,429       0.54
Less, Brokerage commissions
   and clearing fees ($128,548)          2,687,225       0.56
                                        -----------     ------
Net realized and unrealized losses         (93,796)     (0.02)
Interest Income                            308,442       0.06
                                       ------------      ------
                                           214,646       0.04
                                        ----------      ------
Less, Expenses
   Management fees                         791,351       0.16
   Incentive fees                          140,201       0.03
   Other expenses                           12,678          -
                                           994,230       0.19
                                          --------      ------
Net Loss                                  (729,584)     (0.15)%
                                                        ======

Additions (518.6331 G.P. units
at February 29, 2004 net asset             550,000
value per unit of $1,060.48)
Additions (51,264.5217 L.P. units
at February 29, 2004 net asset
value per unit of $1,060.48)            54,365,000
Redemptions (2,299.6994 L.P. units
at March 31, 2004 net asset
value per unit of $1,058.83)            (2,434,991)
                                        -----------
Increase in net assets                  51,750,425
Net Assets, February 29, 2004          424,122,986
                                       ------------
Net Assets, March 31, 2004            $475,873,411
                                       ============
 Net Asset Value per unit
($475,873,411/449,850.8345 Units)        $1,057.85
                                          ========
Redemption value per unit (Note 1)       $1,058.83
                                          =========

Note 1: For the purpose of a redemption, any accrued liability for reimbursement of offering and organization expenses will not reduce Net Asset Value per Unit. As a result, the reported redemption value per unit is $1,058.83.

The net asset value per unit of $1,057.85 is reflective of charging offering and organizational expenses against the initial capital of the fund and is reported for financial reporting purposes only.

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.

 By:/s/ Daniel R. McAuliffe, Jr.
        Daniel R. McAuliffe, Jr.
        Chief Financial Officer and Director
        Citigroup Managed Futures LLC
        General Partner, Citigroup
        Diversified Futures Fund L.P.